SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

ADVANCED BIOENERGY, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities)

Not applicable.
(CUSIP Number)

Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2009
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.		NAME OF REPORTING PERSONS Hawkeye Energy Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 3,333,333
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 3,333,333
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,333,333
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 18.8%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Based on 17,753,692 units of membership interest outstanding as of October 5, 2009.

1.		NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 3,333,333
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 3,333,333
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,333,333
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 18.8%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Based on 17,753,692 units of membership interest outstanding as of October 5, 2009.

1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 3,333,333
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 3,333,333
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,333,333
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 18.8%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Based on 17,753,692 units of membership interest outstanding as of October 5, 2009.

Explanatory Note:

This Amendment 3 is being filed by the Reporting Persons in connection with the private placement of units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”) to parties other than the Reporting Persons, as reported on the Issuer’s Current Report on Form 8-K filed October 9, 2009. As a result of such private placement, the total outstanding number of securities of the Issuer has increased, which has resulted in a decrease in the total percentage of Units held by the Reporting Persons. Also, in connection with the private placement, certain persons other than the Reporting Persons who entered into the Amended and Restated Voting Agreement described in more detail in Items 4 and 6 below acquired additional Units. This Amendment 3 does not report any acquisition or disposition of Units of the Issuer by the Reporting Persons listed in Item 2.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

This Third Amendment to the Statement on Schedule 13D (“Amendment 3”) constitutes the third amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on September 9, 2009 (the “Schedule 13D”) as amended by that First Amendment dated September 21, 2009 (“Amendment 1”) and that Second Amendment dated September 25, 2009 (“Amendment 2”). This Amendment 3 is being filed jointly on behalf of the Reporting Persons (as defined below in Item 2) with respect to the units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”). The Issuer’s principal executive offices are located at 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota 55305.

Except as specifically amended by this Amendment 3, the Schedule 13D as amended by Amendment 1 and Amendment 2 remains in full force and effect. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated to read in its entirety as follows:

(a) This Schedule 13D, as amended by Amendment 1, Amendment 2 and Amendment 3, is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye”); (2) THL Equity Advisors VI, LLC, a Delaware limited liability company (“Advisors VI”); and (3) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”).

The Reporting Persons, EIP, SDWG and certain members of the Issuer board of directors may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 as a result of entering into the Amended and Restated Voting Agreement described in more detail in Items 4, 5 and 6 in the Schedule 13D as amended by Amendment 1, Amendment 2 and Amendment 3. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons have agreed to vote with the other Voting Agreement parties for the sole purposes set forth in the Voting Agreement. The Reporting Persons disclaim beneficial ownership of the Units held by Ethanol Investment Partners (“EIP”), South Dakota Wheat Growers Association (“SDWG”) and certain members of the Issuer board of directors party to the Voting Agreement. Neither the filing of this Schedule 13D, as amended by Amendment 1, Amendment 2 and Amendment 3, nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of Units beneficially owned by EIP, SDWG and any members of the Issuer board of directors party to the Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose. It is the understanding of the Reporting Persons that EIP, SDWG and the members of the Issuer board of directors party to the Voting Agreement have made separate filings pursuant to the Act to report their respective beneficial ownership, and/or that this beneficial ownership will be reported by the Issuer in its required public filings. Based on such filings, as of the date hereof, the parties to the Voting Agreement hold in the aggregate approximately 49.71% of the outstanding units of the Issuer. The cover pages to this Schedule 13D, as amended by Amendment 1, Amendment 2 and Amendment 3, only report information on the Reporting Persons identified in this Item 2.

Advisors VI is the General Partner of certain members of Hawkeye which collectively hold a majority of the membership units in Hawkeye. THL Advisors is the general partner of the sole member of Advisors VI. Hawkeye is managed by a Board of Managers consisting of Scott Sperling, Thomas Hagerty, Soren Oberg, Joshua Nelson, Andrew Leitch and Bruce Rastetter (the “Hawkeye Managers”).

Item 5. Interest in Securities of the Issuer.

Item 5 sections (a)-(b) are hereby amended and restated to read in their entirety as follows:

(a)-(b)

The response to Item 4 of this Schedule 13D, as amended by Amendment 1, Amendment 2  and Amendment 3, is incorporated herein by reference. As of the date hereof, the Reporting Persons collectively own 3,333,333 Units (18.8%) of the membership interests in the Issuer.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the Units reported herein. Except to the extent of a pecuniary interest therein, each of the Advisors VI and THL Advisors expressly disclaim the existence of such beneficial ownership.

Hawkeye has direct beneficial ownership of 3,333,333 Units, or approximately 18.8% of the outstanding membership interests in the Issuer. Hawkeye may be deemed to share with THL Advisors and Advisors VI voting and dispositive power with respect to such Units.

Advisors VI, as the general partner of certain members of Hawkeye which together hold a majority of Hawkeye’s outstanding membership interests, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of the 3,333,333 Units, or approximately 18.8% of the outstanding membership interests in the Issuer. THL Advisors, as the general partner of the sole member of Advisors VI, may be deemed to share voting and dispositive power with respect to such Units.

THL Advisors, as the general partner of the sole member of Advisors VI, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of the 3,333,333 Units, or approximately 18.8% of the outstanding membership interests in the Issuer.

As a result of the matters described in Item 4 above and Item 6 of this Schedule 13D, as amended by Amendment 1, Amendment 2 and Amendment 3, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with EIP, SDWG and the members of the Issuer board of directors. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement parties for the sole purposes set forth in the Voting Agreement. The Reporting Persons disclaim beneficial ownership of the Units held by EIP, SDWG and any members of the Issuer board of directors. Neither the filing of this Schedule 13D, as amended by Amendment 1, Amendment 2  and Amendment 3, nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of Units beneficially owned by EIP, SDWG and any members of the Issuer board of directors for purposes of Section 13(d) of the Exchange Act or for any other purpose.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 14, 2009

HAWKEYE ENERGY HOLDINGS, LLC

By:	/s/ Timothy Callahan
	Name:	Timothy Callahan
	Title:	Chief Financial Officer

THOMAS H. LEE ADVISORS, LLC

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Authorized Signatory

THL EQUITY ADVISORS VI, LLC

By:	THOMAS H. LEE PARTNERS, L.P.
its general partner

By:	THOMAS H. LEE ADVISORS, LLC
its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Authorized Signatory

[Signature Page to 13D/A]